Banca Popolare di Milano

Fondata nel 1865

PRESS RELEASE

Bipiemme - Banca Popolare di Milano Group

Half-yearly report as at 30 June 2002
Consolidated net profit for the period € 82 mln
(+140.5% on the whole of 2001)

The Board of Directors of Banca Popolare di Milano, chaired by Roberto Mazzotta, met examine and approve the results of Banca Popolare di Milano, the Parent Bank, and the consolidated results of the Bipiemme Group as at 30 June 2002. They show a net profit for the year of € 62.3 million for the Parent Bank and € 81.7 million for the Group and have been sent to the Board of Statutory Auditors and Independent Auditors for their review.
These figures are a distinct improvement on the results for the whole of 2001 (+140.5% for the Group), while they are down on those of first half 2001 (-52.8% for the Parent Bank and -29.3% for the Group). It has to be said, though, that the two first halves are not really comparable due to the change in the scope of consolidation following the acquisition of Banca di Legnano.

Looking at the balance sheet, total customer deposits of the Bipiemme Group show an increase of 0.7% on the first half of 2001 (bearing in mind that Banca di Legnano's balance sheet was already included in the scope of consolidation) and one of 3.6% compared with the end of the year, coming in at € 17.1 billion.
Loans amount to € 15.8 billion (-13.5% vs. June 2001 and -3.3% vs. December), the reduction being due to a strategic decision to limit risks.
Analysis shows a reduction in the level of concentration to large companies on the domestic market and a decrease in lending and securities activities, as well as guarantees and commitments on the international market (New York -36.6%, London -12.9%, compared with June 2001).
When making comparisons with the June 2001 figures, account has to be taken of the securitization of € 1.3 billion of housing loans that took place last July. Lending to private customers and SMEs are up, above all in the form of mortgage loans and overdrafts, which rose to € 3.6 billion with an additional € 473 million of mortgage loans being granted during the period.

The asset management business holds € 14.8 billion, slightly higher than last June and December, confirming the growth trend in the market share of the funds managed by Bipiemme Gestioni SGR, which overall has risen to 2.15% from 2.00% in June 2001.
This result was achieved thanks to a positive net inflow of subscriptions (€ 640 million in the first six months of the current year), reflecting the efforts made by the product company to expand the product range and by the distribution network to place them on the market.

Portfolio management schemes (+5.1%), cash accounts (+7.8%) and insurance technical reserves (+17.3%) also turned in positive performances, while mutual funds slumped (-24.8%).

As far as the income statement is concerned, comparison of the consolidated results at 30 June 2002 is on a like basis with those of the second half of 2001, as Banca di Legnano's results were not yet included in the scope of consolidation.

Compared with the second half of 2001, there has been an increase in net interest and other banking income of € 667.9 million (+2.8%); this figure, to which Banca di Legnano contributed € 55.9 million, represents an all-time record for revenues earned by the Bipiemme Group.
Within revenues, net commission income has done well to come in at € 228.8 million, substantially the same as in the second half of 2001 despite the poor performance of financial markets.
Services generally made € 342.7 million, which is 15.6% up on the second half of 2001 (+ € 46.3 million) coming in at 51.3% of net interest and other banking income, confirming the fact that the Group took the right strategic decision in diversifying its sources of revenue.

Costs including depreciation and amortisation (also of goodwill) are under control, showing only a slight increase (+1.3%) compared with the second half of 2001, making it possible for the operating profit to come in at € 159.8 million (+7.9% on the second half of last year).

Total provisions and writedowns amounted to € 117.3 million, sharply down on second half 2001, which was affected by the extraordinary provisions that were made against exposures to Garfin SpA and the Enron Group.
This aggregate includes a further provision to cover the commitments taken on with the Capitalia Group in connection with agreements regarding the restructuring of the Garfin loans: taking into account the tax effect of these provisions, their impact on the bottom line for the period came to € -6.9 million.
Still rigorous provisioning and reimbursement of the Garfin loan made it possible to raise the level of coverage of doubtful loans to 36.6% (versus 20.7% in December 2001) and to further improve the ratio between net non-performing loans and total loans to 0.73% (0.79% at December 2001).

After booking non-recurring items with a positive net balance of € 6.0 million, the profit before income taxes came to € 48.5 million.
Income taxes show a positive net balance of € 35.7 million; this takes into account the fact that the time horizon for booking deferred tax assets and liabilities has been extended to five years, but is mainly attributable to completion of the initial phase of the BPM Group's reorganisation: this because distribution of an extraordinary dividend by Banca di Legnano and the booking of the related tax credit generated a positive impact on consolidated income taxes of € 63.0 million.

After allocations to the reserve for general banking risks (€ 2.5 million), net profit came to € 81.7 million, showing a distinct trend reversal compared with the second half of 2001.

As for Banca Popolare di Milano, the Parent Bank, which represents around 80% of the Bipiemme Group's total assets, the results reflect the performances described up to now, with net interest and other banking income of € 594 million and a net profit for the year of € 62.3 million, 10.0% up on the result for the whole of 2001.
The subsidiaries made a very positive contribution to the consolidated result. All of them turned in a better net profit compared with the same period last year. As follows: Banca di Legnano € 9.1 million (+0.4%); Banca Akros € 6.6 million (+ 15.7%); Bipiemme Gestioni SGR € 5.1 million (+ 2.6%); Bipiemme Vita € 4.7 million (+ 80.9%) and BPM Ireland € 5.5 million (+89.7%).

* * * *

The Board of Directors - made up of the Chairman, two Deputy Chairmen and sixteen directors, all of them "independent and non-executive" - has met 16 times during the current year, with an average level of participation by members of the board of 93%.

The Board of Directors also delegated part of its powers to an Executive Committee - made up of six directors, including the Chairman and the two Deputy Chairmen - which in turn has met 25 times during the course of the current year.

The Board of Directors has also set up the following sub-committees in accordance with the Code of Conduct for Listed Companies approved by the Bank on 13 February 2001:

- the "Remuneration Committee" - set up on 22 May 2001 with three directors who are not members of the Executive Committee - with powers to make enquiries and proposals, not only with regard to the Parent Bank, but also with regard to the directors of subsidiary companies, so as to foster a standard approach throughout the Group;
- the "Internal Control Committee" - set up on 13 November 2001, again with directors who are not members of the Executive Committee, coordinated by Pier Antonio Ciampicali. This Committee, which has a consultative and propositive role (especially as regards the adequacy of the Bank's internal controls), acts as a liaison between the Internal Auditing function, the Board of Directors and the Board of Statutory Auditors, as well as with the Independent Auditors in certain key matters.
- the "Shareholders' Relations Commission" - set up on 12 February 2002 and chaired by Pier Antonio Ciampicali - with powers to review applications for admission, the exclusion of shareholders and the waiver of the preferred guarantee restriction on the company's shares.

These committees tackle any problems in the areas of competence assigned to them, following their own timetable, and then report back to the Board of Directors with the results of their analyses and any proposals.

* * * *

At the end of the meeting, the General Manager, Ernesto Paolillo, declared: "The results of the last half-year completely reverse the trend in the second half of 2001 and were achieved despite the planned reduction in loans; considering how negative the picture has been for the banking industry during this period, our results clearly go against the general flow. The main profit indicators of Group companies are already showing signs of recovery, even though the economy in general is still sluggish; these situations, together with the fact that we are continuing to implement the Group Reorganisation Plan, lead us to forecast a consolidated net profit for the year of around 150 million euro."

BANCA POPOLARE DI MILANO

Reclassified balance sheet (in thousands of euro)

Captions	Assets	30.06.2002 A	31.12.2001 B	30.06.2001 C	% Changes A/B	% Changes A/C
10.	Cash and deposits with central banks and post offices	124,083	143,620	86,946	-13.60	42.71
	Receivables:	**19,431,769**	**19,771,238**	**21,188,151**	**-1.72**	**-8.29**
40.	- loans to customers	14,580,730	15,271,142	16,916,616	-4.52	-13.81
30.	- due from banks	4,851,039	4,500,096	4,271,535	7.80	13.57
20. 50. 60.	Dealing securities	3,067,692	3,119,841	3,336,923	-1.67	-8.07
	Fixed assets	**4,560,838**	**4,309,165**	**4,003,276**	**5.84**	**13.93**
20.50	- Investment securities	2,651,308	2,467,618	2,494,935	7.44	6.27
70. 80.	- Equity investments	1,543,038	1,480,911	1,143,965	4.20	34.89
80. 100.	- Tangible and intangible fixed assets	366,492	360,636	364,376	1.62	0.58
120. 130. 140.	- Other assets	1,191,041	997,070	1,037,462	19.45	14.80
	Total assets	**28,375,423**	**28,340,934**	**29,652,758**	**0.12**	**-4.31**

Captions	Liabilities and shareholders' equity	30.06.2002 A	31.12.2001 B	30.06.2001 C	% Changes A/B	% Changes A/C
	Payables:	**23,533,324**	**23,385,515**	**24,915,863**	**0.63**	**-5.55**
20. 30. 40	- due to customers	15,365,691	14,743,162	14,782,388	4.22	3.95
10. 30.	- due to banks	7,989,501	8,403,592	9,962,526	-4.93	-19.80
30.	- outstanding cheques	178,132	238,761	170,949	-25.39	4.20
50. 60.	Other liabilities	788,716	983,827	973,419	-19.83	-18.97
70.80.	Provisions for specific use	491,547	479,977	370,008	2.41	32.85
90.	Reserves for possible loan losses	5,201	5,382	5,634	-3.36	-7.69
110.	Subordinated liabilities	1,265,147	1,259,045	1,087,163	0.48	16.37
120. 130. 140.	Capital and reserves	2,229,144	2,170,495	2,168,546	2.70	2.79
170.	Net profit for the period	62,344	56,693	132,125	9.97	-52.81
	Total liabilities and shareholders' equity	**28,375,423**	**28,340,934**	**29,652,758**	**0.12**	**-4.31**
	Guarantees and commitments	9,779,872	10,589,936	11,369,254	-7.65	-13.98
	Custody and administration of securities	30,946,546	30,194,427	40,828,061	2.49	-24.20

BANCA POPOLARE DI MILANO

Reclassified Statement of Income (in thousands of Euro)

Captions	Statement of income	1st half of 2002 A	1st half of 2001 B	Year ended 31 December 2001 C	Change (A/B) +/-	Change (A/B) %
10. 20.	**Net interest income**	**287,282**	**327,882**	**636,591**	**-40,600**	**-12.38**
40.50.	Net commission	185,348	198,163	382,023	-12,815	-6.47
60.	Profits (losses) on financial transactions	12,627	19,190	18,866	-6,563	-34.20
30.	Dividends and other net income	67,273	61,388	69,213	5,885	9.59
70.110.	Other operating income, net	41,869	37,634	80,814	4,235	11.25
	Net interest and other banking income	**594,399**	**644,257**	**1,187,507**	**-49,858**	**-7.74**
80.	**Administrative expenses**	**-355,496**	**-336,646**	**-687,445**	**18,850**	**5.60**
	a) payroll	-225,027	-217,022	-432,973	8,005	3.69
	b) other	-130,469	-119,624	-254,472	10,845	9.07
90.	Adjustments to tangible and intangible fixed assets	-38,580	-44,175	-83,799	-5,595	-12.67
	Operating profit	**200,323**	**263,436**	**416,263**	**-63,113**	**-23.96**
120. 130. 140	Provisions, adjustments and writebacks of loans	-93,789	-46,798	-148,234	46,991	100.41
100.	Provisions for risks and charges	-13,940	-7,473	-99,961	6,467	86.54
150. 160.	Adjustments to and writebacks of financial fixed assets	-6,774	-3,536	-27,411	3,238	91.57
170.	**Profit from operating activities**	**85,820**	**205,629**	**140,657**	**-119,809**	**-58.26**
200.	Non-recurring income, net	2,424	7,580	10,036	-5,156	-68.02
	Profit before income taxes	**88,244**	**213,209**	**150,693**	**-124,965**	**-58.61**
220.	Income taxes for the period	-25,900	-81,084	-94,000	-55,184	-68.06
230.	**Net profit for the period**	**62,344**	**132,125**	**56,693**	**-69,781**	**-52.81**

BANCA POPOLARE DI MILANO GROUP
Consolidated reclassified balance sheet (in thousands of Euro)

Captions	Assets	30.06.2002 A	31.12.2001 B	30.06.2001 C	% Changes A/B	% Changes A/C
10.	Cash and deposits with central banks and post offices	139,134	162,511	97,934	-14.38	42.07
	Receivables:	**20,716,391**	**21,137,553**	**23,532,227**	**-1.99**	**-11.97**
40.	- loans to customers	15,772,395	16,304,611	18,236,436	-3.26	-13.51
30.	- due from banks	4,943,996	4,832,942	5,295,791	2.30	-6.64
20. 50. 60.	Dealing securities	5,293,895	4,777,621	6,166,453	10.81	-14.15
	Fixed assets	**3,722,987**	**3,583,197**	**3,694,983**	**3.90**	**0.76**
20.50	- Investment securities	2,999,547	2,913,555	2,962,199	2.95	1.26
70. 80. -	- Equity investments	236,028	195,055	275,853	21.01	-14.44
80. 120.	- Tangible and intangible fixed assets	487,412	474,587	456,931	2.70	6.67
90. 100.	Goodwill arising on consolidation and on application of the equity method	678,910	717,311	530,837	-5.35	27.89
140. 150. 160.	Other assets	1,884,927	1,440,477	1,363,660	30.85	38.23
	Total assets	**32,436,244**	**31,818,670**	**35,386,094**	**1.94**	**-8.34**

Captions	Liabilities and shareholders' equity	30.06.2002 A	31.12.2001 B	30.06.2001 C	% Changes A/B	% Changes A/C
	Payables:	**26,704,512**	**26,319,533**	**29,101,534**	**1.46**	**-8.24**
20. 30. 40.	- due to customers	17,050,126	16,453,237	16,924,003	3.63	0.75
10. 30.	- due to banks	9,465,804	9,607,730	11,992,740	-1.48	-21.07
30.	- outstanding cheques	188,582	258,566	184,791	-27.07	2.05
50. 60.	Other liabilities	1,625,624	1,494,365	2,361,784	8.78	-31.17
70. 80.	Provisions for specific use	551,539	543,243	420,557	1.53	31.14
90.	Reserves for possible loan losses	11,522	10,463	11,315	10.12	1.83
110.	Subordinated liabilities	1,253,265	1,247,163	1,087,163	0.49	15.28
140.	Minority interests	961	1,015	114,084	-5.32	-99.16
100. 150. 160. 170. 180.	**Capital, reserves and reserve for general banking risks**	2,207,149	2,168,929	2,174,104	1.76	1.52
200.	Net profit for the period	81,672	33,959	115,553	140.50	-29.32
	Total liabilities and shareholders' equity	**32,436,244**	**31,818,670**	**35,386,094**	**1.94**	**-8.34**

Guarantees and commitments	10,171,123	9,649,640	11,626,158	5.40	-12.52
Custody and administration of securities	28,339,350	27,216,662	38,127,413	4.13	-25.67

BANCA POPOLARE DI MILANO GROUP

Reclassified Consolidated Statement of Income (in thousands of Euro)

Captions	Statement of income	1st half of 2002 A	1st half of 2001 B	Year ended 31 December 2001 C	Change (A/B) +/-	Change (A/B) %
10. 20.	**Net interest income**	**325,256**	**327,274**	**680,719**	**-2,018**	**-0.62**
40. 50.	Net commission	228,797	230,805	461,850	-2,008	-0.87
60.	Profits (losses) on financial transactions	-18,421	-11,673	-5,922	6,748	57.81
30. 170.	Profits of companies carried at equity and dividends.	88,099	70,483	84,824	17,616	24.99
70. 110.	Other operating income, net	44,221	37,688	82,977	6,533	17.33
	Net interest and other banking income	**667,952**	**654,577**	**1,304,448**	**13,375**	**2.04**
80.	**Administrative expenses**	**-428,144**	**-373,559**	**-793,662**	**54,585**	**14.61**
	a) payroll	-274,478	-237,353	-493,260	37,125	15.64
	b) other	-153,666	-136,206	-300,402	17,460	12.82
90.	Adjustments to tangible and intangible fixed assets	-79,984	-43,877	-125,492	36,107	82.29
	Operating profit	**159,824**	**237,141**	**385,294**	**-77,317**	**-32.60**
120. 130. 140	Provisions, adjustments and writebacks of loans	-94,809	-46,954	-144,894	47,855	101.92
100.	Provisions for risks and charges	-16,886	-7,994	-101,601	8,892	111.23
150. 160.	Adjustments to and writebacks of financial fixed assets	-5,576	-3,536	-20,663	2,040	57.69
180.	**Profit from operating activities**	**42,553**	**178,657**	**118,136**	**-136,104**	**-76.18**
210.	Non-recurring items, net	5,987	7,482	11,891	-1,495	-19.98
	Profit before income taxes	**48,540**	**186,139**	**130,027**	**-137,599**	**-73.92**
230.	Change in the reserve for general banking risks	-2,500	0	0	2,500	n.s.
240.	**Income taxes for the period**	35,732	-70,562	-95,978	-106,294	n.s.
250.	Net profit attributable to minority interests	-100	-24	-90	76	n.s.

BANCA POPOLARE DI MILANO GROUP
Reclassified Consolidated Statement of Income (in thousands of Euro)

Captions	Statement of income	1st half of '02 A	2nd half of '01 B	Change (A/B) +/-	Change (A/B) %
10. 20.	**Net interest income**	**325,256**	**353,445**	**-28,189**	**-7.98**
40. 50.	Net commission	228,797	231,045	-2,248	-0.97
60.	Profits (losses) on financial transactions	-18,421	5,751	-24,172	n.s.
30. 170.	Profits of companies carried at equity and dividends.	88,099	14,341	73,758	n.s.
70. 110.	Other operating income, net	44,221	45,289	-1,068	-2.36
	Net interest and other banking income	**667,952**	**649,871**	**18,081**	**2.78**
80.	**Administrative expenses**	**-428,144**	**-420,103**	**8,041**	**1.91**
	a) payroll	-274,478	-255,907	18,571	7.26
	b) other	-153,666	-164,196	-10,530	-6.41
90.	Adjustments to tangible and intangible fixed assets	-79,984	-81,615	-1,631	-2.00
	Operating profit	**159,824**	**148,153**	**11,671**	**7.88**
120. 130. 140	Provisions, adjustments and writebacks of loans	-94,809	-97,940	-3,131	-3.20
100.	Provisions for risks and charges	-16,886	-93,607	-76,721	-81.96
150. 160.	Adjustments to and writebacks of financial fixed assets	-5,576	-17,127	-11,551	-67.44
180.	**Profit from operating activities**	**42,553**	**-60,521**	**103,074**	**n.s.**
210.	Non-recurring items, net	5,987	4,409	1,578	35.79
	Profit before income taxes	**48,540**	**-56,112**	**104,652**	**n.s.**
230.	Change in the reserve for general banking risks	-2,500	0	2,500	n.s.
240.	Income taxes for the period	35,732	-25,416	-61,148	n.s.
250.	Net profit attributable to minority interests	-100	-66	34	51.52